FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 +1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments — The Federal Republic of Germany” section with the text under the caption “Recent Developments — The Federal Republic of Germany” on pages 7 – 9 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated December 22, 2016 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 26, 2019, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1116 U.S. dollar (EUR 0.8996 per U.S. dollar).

3

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2019

The following information is derived from Rentenbank’s press release of August 22, 2019, announcing certain preliminary results for the six months ended June 30, 2019. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2019. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2019 to be announced at a press conference and published in April 2020.

In the first half of 2019, Rentenbank granted special promotional loans in the amount of EUR 3.2 billion (as compared to EUR 3.3 billion in the first half of 2018). Rentenbank made gains in the agriculture and rural development lines. However, the demand for wind farm financing is dwindling again. Total new business in special promotional loans and in the form of registered bonds, promissory notes, and securities with a link to rural areas increased to EUR 5.8 billion in the first half of 2019.

New business in special promotional loans remained stable overall

In the Agriculture promotional line, new business in the first six months of 2019 amounted to EUR 1.1 billion which was above the level of the first six months of 2018 (EUR 1.0 billion). Whereas financing of buildings fell to EUR 346.6 million Euro (as compared to EUR 376.6 million in the first half of 2018), the financing of land purchases increased to EUR 261.8 million (as compared to EUR 236.8 million in the first half of 2018). In addition, the demand for financing of machinery was EUR 308.0 million which is more than in the previous year (EUR 288.3 million in the first half of 2018).

In the Rural Development line, new business increased to EUR 881.3 million (as compared to EUR 802.8 million in the first half of 2018). The reason for this was a greater demand from the federal states’ promotional institutions for Rentenbank global loans. They are mainly used to fund infrastructure projects in rural areas.

By contrast, new business in the Agribusiness promotional line dropped to EUR 582.7 million (as compared to EUR 637.4 million in 2018) as the financing volume for buildings and machinery was on a downward trend.

The development of the Renewable Energy promotional line continued to be affected by changes to the German Renewable Energy Act. As expected, new business in financing of wind farms declined even further. At EUR 126.4 million (as compared to EUR 269.5 million in 2018), it came in at only just under half of the level when compared with the corresponding period for 2018. Photovoltaics and biogas were also not so much in demand. Overall, new business in this promotional line tapered off to EUR 503.6 million (as compared to EUR 669.5 million in the first half of 2018).

In May 2019, Rentenbank consolidated its promotion of forestry into one separate promotional line. This allows Rentenbank to focus on the challenges within forestry in a much more targeted way and to support initiatives which allow the forest to be brought into harmony with its environment and render it more robust.

Share of the euro as an issuance currency increased

In order to fund its promotional loans, Rentenbank raised funds on the capital markets with maturities of more than two years in the first six months of 2019 in the amount of EUR 6.4 billion (as compared to EUR 7.8 billion in first half of 2018). As such, the bank already achieved more than half of its planned issuance volume of EUR 11 billion for 2019. The euro remained the most important issuance currency. Its share of the funding volume increased to 74% (as compared to 63% in the first half of 2018), followed by the pound sterling at 15% (as compared to 4% in the first half of 2018). Commercial banks followed by central banks continued to be the most important investors with a 43%-share (as compared to 37% in the first half of 2018) and a 36%-share (as compared to 31% in the first half of 2018) of the funding volume respectively.

4

Total assets virtually unchanged

At EUR 91.1 billion, total assets were scarcely above the 2018 year-end level of EUR 90.2 billion. Loans to banks (including cash and balances with central banks) rose to EUR 60.7 billion (as compared to EUR 60.2 billion as of December 31, 2018) and achieved a share of 67% (as compared to 67% as of December 31, 2018) of the total assets. On the liabilities side of the balance sheet, the securitized liabilities formed the largest individual item at EUR 78.0 billion (as compared to EUR 76.6 billion as of December 31, 2018), a share of 86% (as compared to 85% as of December 31, 2018). Equity including the fund for general banking risks amounted to EUR 4,522.8 million as of June 30, 2019 and was therefore at 2018’s year-end level.

Earnings trend continues to be satisfactory

Operating profit before provision for loan losses and valuation amounted to EUR 96.5 million in the first half year of 2019, below the level of the previous year (as compared to EUR 104.1 million in the first half of 2018). The net interest income dropped to EUR 140.0 million (as compared to EUR 146.2 million in the first half of 2018). This was due to the lingering low-interest environment. Administrative expenses increased to EUR 37.5 million, due to higher regulatory charges relating to the bank levy and banking supervision. In line with the operating profit, the interim net income was below the value for the corresponding period at EUR 96.6 million (as compared to EUR 104.4 million in the first half of 2018).

Capital ratios further increased

Rentenbank slightly increased its capital ratios based on the EU Capital Requirements Regulation (CRR) further in the first half year of 2019 in comparison with the 2018 year end. The Tier 1 capital ratio amounted to 30.3% (as compared to 29.7% as of December 31, 2018) and the aggregated capital ratio to 31.6% (as compared to 31.2% as of December 31, 2018). The ratios therefore continued to be significantly above the applicable regulatory requirements for Rentenbank.

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Key Figures as of June 30, 2019
(EUR million)

1.		New business	1. Half-year 2019	1. Half-year 2018	Change %
		Promotional business
		Special promotional loans	3,178	3,269	- 2.8
	of which:	Agriculture	1,088	1,043	4.3
		Rural Development	881	803	9.8
		Agribusiness	583	637	- 8.6
		Renewable Energy	504	669	- 24.8

		Registered bonds/promissory notes/securities	2,660	1,945	36.7

		Total new promotional business	5,838	5,215	11.9

		Funding
		Medium- and long-term funding	6,417	7,767	- 17.4
	of which:	EMTN	6,229	7,238	- 13.9
		AUD MTN	188	529	- 64.5

2.		Balance sheet	June 30, 2019	December 31, 2018	Change %

		Total assets	91,144	90,161	1.1
		Loans and advances to banks (including cash and balances with central banks)	60,737	60,156	1.0
		Securities portfolio	16,727	16,520	1.3
		Securitized liabilities	78,019	76,577	1.9
		Equity including fund for general banking risks	4,523	4,539	- 0.4

3.		Income statement	1. Half-year 2019	1. Half-year 2018	Change %

		Net interest income	140.0	146.2	- 4.2
		Administrative expenses	37.5	34.6	8.4
		Operating profit before loan losses and valuation	96.5	104.1	- 7.3
		Interim net income	96.6	104.4	- 7.5

4.		Capital ratios (in %)	June 30, 2019	December 31, 2018	Change %

		Common Equity Tier 1 capital ratio	30.3	29.7	2.0
		Tier 1 capital ratio	30.3	29.7	2.0
		Total capital ratio	31.6	31.2	1.3

Figures and percentages may not add up to the total provided due to rounding.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2018	0.4	2.1
3rd quarter 2018	-0.1	1.1
4th quarter 2018	0.2	0.6
1st quarter 2019	0.4	0.9
2nd quarter 2019	-0.1	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X-13-ARIMA method.

In the second quarter of 2019, Germany’s gross domestic product (“GDP”) decreased by 0.1% compared to the first quarter of 2019 after price, seasonal and calendar adjustments.

Compared to the first quarter of 2019, positive contributions to growth came mainly from domestic demand in the second quarter of 2019. Compared with the first quarter of 2019, both household final consumption expenditure and government final consumption expenditure increased in the second quarter of 2019. Exports recorded a stronger quarter-on-quarter decrease than imports.

In a year-on-year comparison, in price and calendar-adjusted terms, the German economy grew by 0.4% in the second quarter of 2019 compared to the second quarter of 2018, following increases of 0.9% in the first quarter of 2019 compared to the first quarter of 2018 and 0.6% in the fourth quarter of 2018 compared to the fourth quarter of 2017.

Source: Statistisches Bundesamt, Gross domestic product in the 2nd quarter of 2019 down 0.1% on the previous quarter, press release of August 14, 2019 (https://www.destatis.de/EN/Press/2019/08/PE19_304_811.html)

.

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2018	0.4	1.9
August 2018	0.1	1.9
September 2018	0.2	1.9
October 2018	0.2	2.3
November 2018	-0.7	2.1
December 2018	0.0	1.6
January 2019	-0.8	1.4
February 2019	0.4	1.5
March 2019	0.4	1.3
April 2019	1.0	2.0
May 2019	0.2	1.4
June 2019	0.3	1.6
July 2019	0.5	1.7

In July 2019, consumer prices in Germany increased by 1.7% compared to July 2018. Energy prices increased by 2.4% compared to July 2018. Excluding energy prices, the inflation rate in July 2019 compared to July 2018 would have been 1.5%.

Compared to July 2018, food prices increased in July 2019 by 2.1%. While a substantial year-on-year price increase was recorded in July 2019 compared to July 2018 for vegetables (+11.0%), fruit prices decreased markedly in the corresponding period (-4.5%). The price for edible fats and oils also decreased considerably by 10.1% in the corresponding period. The prices of goods overall increased by 1.8% in July 2019 compared to July 2018. In addition, considerable year-on-year price increases were also recorded in July 2019 compared to July 2018 for other goods such as newspapers and periodicals (+5.0%), clothing (+3.8%) and tobacco products (+3.2%). The prices of services overall increased by 1.5% in July 2019 compared to July 2018, with marked increases for services of social facilities (+5.5%), maintenance and repair of vehicles (+4.7%) and for catering services in restaurants, cafes and the like (+2.8%).

Compared to June 2019, the consumer price index increased by 0.5% in July 2019. Prices for package holidays (+15.1%) and air tickets (+6.1%) increased significantly in July 2019 compared to June 2019. The price for letter services also increased significantly (+10.6%) in July 2019 compared to June 2019, due to new postage prices for letters and postcards applicable since July 1, 2019. Overall energy prices (-0.2%) and the price of clothing and footwear (-3.4%) decreased in July 2019 compared to June 2019.

Sources: Statistisches Bundesamt, Konjunkturindikatoren, Preisindizes im Überblick, Verbraucherpreisindex, Veränderungsraten zum Vorjahresmonat in % and Veränderungen zum Vormonat in % (https://www.destatis.de/DE/Themen/Wirtschaft/Konjunkturindikatoren/Preise/pre110.html); Statistisches Bundesamt, Consumer prices in July 2019: +1.7% on July 2018, press release of August 13, 2019 (https://www.destatis.de/EN/Press/2019/08/PE19_302_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4
September 2018	3.3	3.4
October 2018	3.2	3.3
November 2018	3.2	3.3
December 2018	3.1	3.3
January 2019	3.4	3.2
February 2019	3.2	3.2
March 2019	3.5	3.2
April 2019	3.2	3.2
May 2019	3.0	3.1
June 2019	3.1	3.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-13-ARIMA method.

Compared to June 2018, the number of employed persons increased in June 2019 by approximately 394,000 or 0.9%. Compared to May 2019, the number of employed persons increased in June 2019 by approximately 7,000 after adjustment for seasonal fluctuations.

In June 2019, the number of unemployed persons decreased by approximately 147,000 or 9.5% compared to June 2018. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2019 stood at 1.34 million, which was a decrease of roughly 18,500 compared to May 2019.

Sources: Statistisches Bundesamt, June 2019: persons in employment up 0.9% year on year, press release of July 31, 2019 (https://www.destatis.de/EN/Press/2019/07/PE19_289_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billion)(1)
Item	January to June 2019	January to June 2018
Trade in goods, including supplementary trade items	118.8	121.3
Services	-6.5	-5.0
Primary income	37.0	33.8
Secondary income	-22.8	-19.5
Current account	126.4	130.6

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2019: -8.0% on June 2018, press release of August 9, 2019
(https://www.destatis.de/EN/Press/2019/08/PE19_298_51.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By /s/ Horst Reinhardt
Name: Dr. Horst Reinhardt
Title: Chairman of the Management Board

By /s/ Stefan Goebel
Name: Stefan Goebel
Title: Managing Director

Date: August 26, 2019